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                               December 1, 2023

       Alan B. Levan
       Chairman
       BBX Capital, Inc.
       201 East Las Olas Boulevard, Suite 1900
       Fort Lauderdale, Florida 33301

                                                        Re: BBX Capital, Inc.
                                                            Schedule TO-I Filed
November 20, 2023
                                                            File No. 005-91751

       Dear Alan B. Levan:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed November 20, 2023

       Withdrawal Rights, page 19

   1.                                                   Refer to the following
disclosure made on page 19 of the Offer to Purchase:    You may
                                                        also withdraw your
previously tendered shares at any time after 12:00 a.m., New York
                                                        City time, on January
22, 2024, unless such shares have been accepted for payment as provided in the Offer.
  It does not appear that January 22, 2024 is the 40th business day
                                                        (as defined in Rule
13e-4(a)(3)) after commencement of the Offer. Please revise or advise.
       Conditions of the Tender Offer, page 21

   2. On page 21 of the Offer to Purchase, you have included a condition that will be triggered
                                                        by    any general
suspension of, or general limitation on prices for, or trading in, securities on any national
securities exchange in the United States or in the over-the-counter
                                                        market.    Please
revise to explain what would be considered a general limitation on prices for securities on any
national securities exchange in the United States or in the over-the-
                                                        counter market, or
delete this language.
 Alan B. Levan
FirstName LastNameAlan   B. Levan
BBX Capital,  Inc.
Comapany1,
December  NameBBX
             2023    Capital, Inc.
December
Page 2    1, 2023 Page 2
FirstName LastName
3. On page 21 of the Offer to Purchase, you have included a condition that will be triggered
         by    the commencement of a war, armed hostilities, terrorism, or other similar national or
         international calamity directly or indirectly involving the United
States.    Given current
         ongoing hostilities, please explain what is meant by "indirectly involving the United
         States" for purposes of this condition so that shareholders can better understand its scope.
4.       Refer to the following statement made on page 23 of the Offer to
Purchase:    Our failure at
         any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and
         from time to time prior to the Expiration Time.    If an offer
condition is    triggered    while
         an offer is pending, in our view, the offeror must promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the
         right to waive a condition    at any time and from time to time    is
inconsistent with your
         obligation in this regard. Please revise.
Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the
Shares, page 26

5. Item 3 of Schedule TO and Item 1003(a) of Regulation M-A require the disclosure of the name and address of each executive officer and director of the corporation, each person controlling the corporation, and each executive officer and director of any corporation or other person ultimately in control of the corporation. See Instruction C to Schedule
         TO. See also Exchange Act Rule 3b-7 for the definition of    executive
officer.    Item 8 of
         Schedule TO and Item 1008(a) of Regulation M-A further require the disclosure of the beneficial ownership of each person named in response to Item 1003 of Regulation M-A and by each associate and majority-owned subsidiary of those persons. It appears that
         Brett Sheppard, the Company's Chief Financial Officer, has been omitted here. Please
         confirm in your response letter that all of the Company   s executive
officers are included
         in the beneficial ownership table on page 28 of the Offer to Purchase, or revise as necessary. Please also revise the last paragraph on page 27 of the Offer to Purchase to
         replace    Named Executive Officers    with executive officers, to the
extent that the two
         terms have different meanings.
6. In light of your disclosure of the shareholder agreements between Mr. Alan Levan and
         Mr. Abdo, Mr. Alan Levan and Mr. Jarett Levan, and Mr. Jarett Levan and Mr. Wise on
         pages 28-29 of the Offer to Purchase, it appears that you should file each of those shareholder agreements as an exhibit to Schedule TO. Refer to
Item 12 of Schedule
         TO and Item 1016(d) of Regulation M-A. Please revise or advise. Miscellaneous, page 35

7. While you do not need to disseminate offer materials in jurisdictions where you may not legally do so, you must accept tenders from all target shareholders, wherever located. See
         Rule 13e-4(f)(8)(i). Please revise the disclosure in the second paragraph of this section accordingly.
 Alan B. Levan
BBX Capital, Inc.
December 1, 2023
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Shane Callaghan at
202-330-1032.



FirstName LastNameAlan B. Levan                             Sincerely,
Comapany NameBBX Capital, Inc.
                                                            Division of
Corporation Finance
December 1, 2023 Page 3                                     Office of Mergers &
Acquisitions
FirstName LastName